Exhibit 99.1

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government and Consumer Services
Ontario
Ministère des Services gouvernementaux et des Services aux consommateurs

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

OCTOBER 1 5 OCTOBRE, 2020

Barbara Bartlett (17)
Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

1644037

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

BROOKFIELD ASSET MANAGEMENT INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2005/01/01

(Year, Month, Day)
(année, mois, jour)

Number of directors is/are: minimum and maximum number of directors is/are:
Nombre d'administrateurs : nombres minimum et maximum d'administrateurs :

Number / Nombre: ______ or / ou minimum and maximum / minimum et maximum: ______ ______

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

Please see attached Schedule A containing pages 1A to 1K.

07119 (2011/05)
© Queen's Printer for Ontario, 2011 / © Imprimeur de la Reine pour l'Ontario, 2011
Page 1 of/de 2

For Ministry Use Only A l'usage excGOvernment Mlnistllre des Services Ontario Corporation Number Numero de Ia societe en Ontario . agnoduCvoenrnsuemernStaeurvxiceetsdes Ontario CERTIFICATE This Is to certify that these articles a·re effective on Servics.s aux consommateurs 1644037 CERTI!"""· AT Ceci cerlilie que les prGsents statuts entrant en vigueur le Form 3 Business Corporations Act Formule 3 Loi surles socilates par actions OCTOBER 1 5 OCTOBRE,'2020 ••••••••••,••••••••••o ••••••••••••••••.•••••••••••••••••••••••••••••••••••••••••••• a.t-n @ Director 1 Dlreclil<:e Bu&inets C9tPor•tioAs Act /Loi sur tes societi, .par actions ARTICLES OF AMENDMENT STATUTS DE MODIFICATION 1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS) B R 0 0 K F I E L D A s s E T M A N A G E M E N T I N c 2. The name of the corporation is changed to (if applicable ): (Set out in BLOCK CAPITAL LETTERS) Nouvelle denomination sociale de Ia societe (s'il y a lieu) (ecrire en LETTRES MAJUSCULES SEULEMENT) : 3. Date of incorporation/amalgamation: Date de Ia constitution ou de Ia fusion : 2005/01/01 (Year, Month, Day) (annee, mois, jour) 4. Complete only if there is a change in the number of directors or the minimum I maximum number of directors. II taut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a change. Number of directors is/are: Nombre d'administrateurs : minimum and maximum number of directors is/are: nombres minimum et maximum d'administrateurs : Number Nombre minimum and maximum minimum et maximum or ou 5. The articles of the corporation are amended as follows: Les statuts de Ia societe son!modifies de Ia fa9on suivante : Please see attached Schedule A containing pages IA to lK.

Schedule A

Brookfield Asset Management Inc. (the “Corporation”)

Number and Designation of and Rights, Privileges, Restrictions and Conditions

Attaching to the Cumulative Class A Preference Shares, Series 50

The fiftieth series of Class A Preference Shares of the Corporation shall consist of an unlimited number of Class A Preference Shares designated as Cumulative Class A Preference Shares, Series 50 (the “Series 50 Preference Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 50 Preference Share Provisions”):

1.	Issue Price

The issue price of each Series 50 Preference Share shall be $25.00 principal amount of 2080 Subordinated Notes or $25.00 of accrued and unpaid interest on the 2080 Subordinated Notes, if any.

2.	Dividends

2.1          Cumulative Preferential Dividends

The holders of the then outstanding Series 50 Preference Shares (the “Holders”) shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends (the “Series 50 Dividends”) payable quarterly, on January 16, April 16, July 16 and October 16 of each year (each, a “Dividend Payment Date”) at the Perpetual Preferred Share Rate, by electronic funds transfer or cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.

(a)	If on any Dividend Payment Date, the Series 50 Dividends accrued to such date are not paid in full on all of the Series 50 Preference Shares then outstanding, such Series 50 Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient monies properly applicable to the payment of such Series 50 Dividends.

(b)	The Holders shall not be entitled to any dividends other than or in excess of the Series 50 Dividends.

Series 50 Dividends shall (except in case of redemption in which case payment of Series 50 Dividends shall, subject to the provisions of Section 13, be made on surrender of the certificate representing the Series 50 Preference Shares to be redeemed) be paid by electronic funds transfer or by posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Corporation or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Corporation, a cheque for such Series 50 Dividends (less any tax required to be deducted) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a Holder at his address as aforesaid. Such electronic funds transfer or the posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Corporation.

2.2          Dividend for Other than a Full Dividend Period

The Holders shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, Series 50 Dividends for any period as follows:

(a)	from and including the Issue Date, if such date is not a Dividend Payment Date, up to and including the next succeeding Dividend Payment Date; or

(b)	any period which is less than a full Dividend Period,

a dividend in an amount per Series 50 Preference Share equal to the amount obtained (rounded to four decimal places) when the product of the Perpetual Preferred Share Rate and $25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed (assuming a 360-day year consisting of twelve 30-day months) in the relevant period and the denominator of which is 360.

3.	Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Holders shall be entitled to receive $25.00 per Series 50 Preference Share, together with all accrued and unpaid Series 50 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Corporation), before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior as to capital to the Series 50 Preference Shares. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Corporation.

4.	Redemption at the Option of the Corporation

The Corporation may not redeem any of the Series 50 Preference Shares prior to October 16, 2025. On or after October 16, 2025, the Corporation may, subject to applicable law and to the provisions described under Section 5 below, upon giving notice as hereinafter provided, at its option, without the consent of the Holders, at any time, redeem all, or from time to time, any part, of the then outstanding Series 50 Preference Shares by the payment of an amount in cash for each Series 50 Preference Share so redeemed equal to $25.00 per Series 50 Preference Share, together with all accrued and unpaid Series 50 Dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation) (the “Redemption Price”).

If less than all of the then outstanding Series 50 Preference Shares are at any time to be redeemed, then the particular Series 50 Preference Shares to be redeemed shall be selected on a pro rata basis disregarding fractions or in such manner as the Board of Directors in its sole discretion may, by resolution, determine. The Series 50 Preference Shares do not have a fixed maturity date and are not redeemable at the option of the Holders.

The Corporation shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series 50 Preference Shares to each person who at the date of giving such notice is the Holder of Series 50 Preference Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 50 Preference Shares to be redeemed at the last address of such Holder as it appears on the securities register of the Corporation, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 50 Preference Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 50 Preference Shares so called for redemption, subject to the provisions of Section 13. Such payment shall be made by electronic funds transfer or cheque payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable and shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the Holders of Series 50 Preference Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 50 Preference Shares called for redemption shall cease to be entitled to Series 50 Dividends and the Holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Corporation on or before the redemption date, the Corporation shall forthwith thereafter return the Holder’s deposited share certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the Redemption Price of any or all Series 50 Preference Shares called for redemption (less any tax required to be deducted and withheld by the Corporation), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, subject to the provisions of Section 13. Upon such deposit or deposits being made, such shares shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Corporation has made a deposit as aforesaid with respect to any shares, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Corporation.

5.	Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 50 Preference Shares are outstanding, the Corporation shall not, without the approval of the Holders:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Series 50 Preference Shares) on shares of the Corporation ranking as to dividends junior to the Series 50 Preference Shares;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series 50 Preference Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series 50 Preference Shares;

(c)	redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 50 Preference Shares then outstanding; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 50 Preference Shares;

unless, in each such case, all accrued and unpaid Series 50 Dividends up to and including the Series 50 Dividend payable for the last completed Dividend Period, and all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on all other shares of the Corporation ranking prior to or on a parity with the Series 50 Preference Shares with respect to the payment of dividends, have been declared and paid or set apart for payment.

6.	Purchase for Cancellation

Subject to applicable law and to the provisions described in Section 5, the Corporation may at any time purchase for cancellation the whole or any part of the Series 50 Preference Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

7.	Voting Rights

The Holders will not (except as otherwise provided by law and except for meetings of the Holders of Class A Preference Shares as a class and meetings of the Holders as a series) be entitled to receive notice of, attend, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly Series 50 Dividends, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the Holders will be entitled to receive notice of and to attend each meeting of shareholders of the Corporation (other than any meetings at which only holders of another specified class or series are entitled to vote) and such Holders shall have the right, at any such meeting, to one vote for each Series 50 Preference Share held, provided that in respect of the election of directors, Holders will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares only in the election of one-half of the Board of Directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). No other voting rights shall attach to the Series 50 Preference Shares in any circumstances. Upon payment of the entire amount of all Series 50 Dividends in arrears, the voting rights of the Holders shall forthwith cease (unless and until the same default shall again arise under the provisions of this Section 7).

8.	Modifications

The provisions attaching to the Series 50 Preference Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with Section 9.

9.	Approval of Holders of Series 50 Preference Shares

9.1          Approval

Except as otherwise provided herein, any approval of the Holders with respect to any matters requiring the consent of the Holders may be given in such manner required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Holders of Series 50 Preference Shares or passed by the affirmative vote of at least 66 ⅔% of the votes cast by the Holders of Series 50 Preference Shares who voted in respect of that resolution at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the outstanding Series 50 Preference Shares are present or represented by proxy. If at any such meeting the Holder(s) of at least 25% of the then outstanding Series 50 Preference Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series 50 Preference Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 50 Preference Shares then represented in person or by proxy shall form the necessary quorum. At any meeting of Holders of Series 50 Preference Shares as a series, each such Holder shall be entitled to one vote in respect of each Series 50 Preference Share held. For so long as the 2080 Subordinated Notes are outstanding, no amendment will be made to the rights, privileges, restrictions and conditions of the Series 50 Preference Shares (other than any amendments relating to the Class A Preference Shares of the Corporation as a class) without the prior approval of the registered holders of not less than a majority of the aggregate principal amount of the 2080 Subordinated Notes then outstanding given in accordance with the provisions of the Indenture.

9.2          Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders of Series 50 Preference Shares, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 50 Preference Share held.

10.	Tax Election

The Corporation shall elect, in the manner and within the time provided under the Tax Act, under subsection 191.2(1) of Part VI.1 of the Tax Act, or any successor or replacement provision of similar effect, and take all other necessary action under the Tax Act, to pay or cause payment of the tax under Part VI.1 of the Tax Act at a rate such that the corporate Holders will not be required to pay tax on dividends received on the Series 50 Preference Shares under Section 187.2 of Part IV.1 of the Tax Act or any successor or replacement provision of similar effect.

11.	Notices

(a)	If the Board of Directors determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Holder of Series 50 Preference Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(i)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(ii)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such cheque or share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered Holder and who is entitled to receive such cheque or share certificate.

(b)	Any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given if delivered or if sent by first class unregistered mail, postage prepaid, to the Holders at their respective addresses appearing on the books of the Corporation or, in the event of the address of any of such Holders not so appearing, then at the last address of such Holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more Holders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such Holder or Holders.

(c)	If any notice, cheque, invitation for tenders or other communication from the Corporation given to a Holder of Series 50 Preference Shares pursuant to paragraph (b) is returned on three consecutive occasions because the Holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the Holder informs the Corporation in writing of such Holder’s new address.

12.	Interpretation

12.1        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“2080 Subordinated Notes” means the 4.625% Subordinated Notes due October 16, 2080 of BFI.

“Automatic Exchange Event” means an event giving rise to an automatic exchange of the 2080 Subordinated Notes, without the consent of the holders of such notes and pursuant to the terms and conditions of the Indenture, into Series 50 Preference Shares, and specifically, meaning the occurrence of any one of the following: (i) the making by BFI and/or the Corporation of a general assignment for the benefit of their creditors or a proposal (or the filing of a notice of their intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by BFI and/or the Corporation seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where BFI and/or the Corporation are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for BFI and/or the Corporation or any substantial part of their property and assets in circumstances where BFI and/or the Corporation are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over BFI and/or the Corporation or for any substantial part of their property and assets by a court of competent jurisdiction in circumstances where BFI and/or the Corporation are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against BFI and/or the Corporation seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where BFI and/or the Corporation are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for BFI and/or the Corporation or any substantial part of their property and assets in circumstances where BFI and/or the Corporation are adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within 60 days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against BFI and/or the Corporation or the appointment of a receiver, interim receiver, trustee, or other similar official for them or for any substantial part of their property and assets).

“BFI” means Brookfield Finance Inc. or any successor that has become such pursuant to the applicable provisions of the Indenture.

“Board of Directors” means the board of directors of the Corporation.

“Book-Entry System” means the record entry securities transfer and pledge system administered by the Depository in accordance with its operating rules and procedures in force from time to time or any successor system thereof.

“Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario.

“Depository” means CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation, as applicable, and its nominees or any successor carrying on the business as a depository, which is approved by the Corporation.

“Dividend Payment Date” has the meaning attributed to it in Section 2.1.

“Dividend Period” means the period from and including the Issue Date up to and including the next succeeding Dividend Payment Date and, thereafter, the period from the date following a Dividend Payment Date up to and including the next succeeding Dividend Payment Date.

“Holder” has the meaning attributed to it in Section 2.1.

“Indenture” means the indenture, dated as of October 16, 2020, among the Corporation, as guarantor, BFI, and Computershare Trust Company of Canada, as trustee, as supplemented by a supplemental indenture, dated as of October 16, 2020, among the Corporation, BFI and Computershare Trust Company of Canada.

“Issue Date” means the date on which Series 50 Preference Shares are first issued.

“Perpetual Preferred Share Rate” means the dividend rate payable on the Series 50 Preference Shares from time to time, being the same rate as the interest rate which would have accrued on the 2080 Subordinated Notes at any such time if such notes had not been automatically converted into Series 50 Preference Shares upon an Automatic Exchange Event, and had remained outstanding.

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 50 Dividends” has the meaning attributed to it in Section 2.1.

“Series 50 Preference Shares” has the meaning attributed to it in the introductory paragraph to these Series 50 Preference Shares Provisions.

“Series 50 Preference Share Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Tax Act” means the Income Tax Act (Canada).

“Transfer Agent” means AST Trust Company (Canada), a trust company existing under the laws of Canada, American Stock Transfer & Trust Company, LLC, a trust company existing under the laws of the State of New York, as applicable, or such other person as from time to time may be the registrar and transfer agent for the Series 50 Preference Shares.

12.2        Interpretation of terms

In the provisions herein contained attaching to the Series 50 Preference Shares:

(a)	“accrued and unpaid Series 50 Dividends” means the aggregate of (i) all unpaid Series 50 Dividends for any completed Dividend Period; and (ii) a cash amount calculated as though Series 50 Dividends had been accruing on a day to day basis from but excluding the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 50 Dividends that would result in the duplication in payment by the Corporation of the amount of any dividend on the Series 50 Preference Shares;

(b)	“prior to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

(c)	in the event that any date on which any Series 50 Dividend is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the Holders hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(d)	in the event of the non-receipt of a cheque by a Holder of Series 50 Preference Shares entitled to the cheque, or the loss or destruction of the cheque, the Corporation, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, will issue to the Holder a replacement cheque for the amount of the original cheque;

(e)	the Corporation will be entitled to deduct or withhold from any amount payable to a Holder of Series 50 Preference Shares under these Series 50 Preference Shares Provisions any amount required by law to be deducted or withheld from that payment;

(f)	reference to any statute is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute;

(g)	all dollar amounts herein are expressed in United States dollars and references to “$” are to United States dollars;

(h)	if it is necessary to convert any amount into United States dollars, the Board of Directors will select an appropriate method and rate of exchange to convert any non-United States currency into United States dollars; and

(i)	all references herein to a Holder of Series 50 Preference Shares shall be interpreted as referring to a registered Holder of the Series 50 Preference Shares.

13.	Book-Entry Only System

13.1        Transfers etc. Through Participants

If the Series 50 Preference Shares are held through the Book-Entry System then the beneficial owner thereof shall provide instructions with respect to Series 50 Preference Shares only to the Depository participant through whom such beneficial owner holds such Series 50 Preference Shares and registrations of ownership, transfers, purchases, surrenders and exchanges of Series 50 Preference Shares will be made only through the Book–Entry System. Beneficial owners of Series 50 Preference Shares will not have the right to receive share certificates representing their ownership of the Series 50 Preference Shares.

13.2        Depository is Registered Holder

For the purposes of these Series 50 Preference Share Provisions, as long as the Depository, or its nominee, is the registered Holder of the Series 50 Preference Shares, the Depository, or its nominee, as the case may be, will be considered the sole Holder of the Series 50 Preference Shares for the purpose of receiving notices or payments on or in respect of the Series 50 Preference Shares, including payments of Series 50 Dividends, the Redemption Price or accrued and unpaid Series 50 Dividends.

14.	Fractional Shares

The Series 50 Preference Shares may be issued in whole or in fractional shares. Each fractional Series 50 Preference Share shall carry and be subject to the rights, privileges, restrictions and conditions (including voting rights and dividend rights) of the Series 50 Preference Shares in proportion to the applicable fractions.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2020/10/08

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

BROOKFIELD ASSET MANAGEMENT INC.

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par :

(Signature)
(Signature) Kathy Sarpash

Senior Vice-President

(Description of Office)
(Fonction)

07119 (2011/05)

Page 2 of/de 2

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act. La modification a ete dument autorisee conformement aux articles 168 et 170 (seion Ie cas) de ia Loi surles soci6t^s par actions. 7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on Les actionnaires ou les administrateurs (seion Ie cas) de la societe ont approuve la resolution autorisant la modification Ie 26^61, pi (Year, Month, Day) (annee, mois, jour) These articles are signed In duplicate. Les presents statuts sont slgnes en double exemplaire. Brookfield Asset Management Inc. (Print name of corporation from Article 1 on page 1) (Veuillez ecrir Ie nom de la societe de {'article un a ia page une). (Signature) (Signature) j/'CC /Y^s/MiJ- (Description of Office) (Fonction) 07119 (2011/05) Page 2 of/de 2